15049226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UNION GAMING ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 HOWARD HUGHES PARKWAY, SUITE 230
(No. and Street)

LAS VEGAS	NV	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG WELK (303) 919-9539
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DE JOYA GRIFFITH, LLC
(Name- *if individual, state last, first, middle name*)

2580 ANTHEM VILLAGE DRIVE	HENDERSON	NV	89052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PB 3/14/15

OATH OR AFFIRMATION

I, GREG WELK, swear (or affirm) that to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of UNION GAMING ADVISORS, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Subscribed and sworn to affirmed before me in the County of Adams
State of Colorado
this 27 day of February of 2015
month year

Signature

FINOP
Title

Notary Public

JEREMY DAHM
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144024807
MY COMMISSION EXPIRES JUNE 23, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING ADVISORS, LLC
(SEC Identification No. 8-68382)

Independent Registered Public Accounting Firm
AUDITORS' REPORT
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
December 31, 2014 and 2013

UNION GAMING ADVISORS, LLC

Table of Contents

DE JOYA GRIFFITH

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC.

We have audited the accompanying financial statements of Union Gaming Advisors, LLC (the "Company"), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Gaming Advisors, LLC as of December 31, 2014 and 2013 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in schedules I through IV are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I through IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I through IV is fairly stated in all material respects in relation to the financial statements as a whole.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
February 27, 2015

Corporate Headquarters: De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702)563-1600 Fax: (702)920-8049

Union Gaming Advisors, LLC
Statements of Financial Condition
(Audited)

	December 31, 2014	December 31, 2013
Assets		
Current assets		
Cash and cash equivalents	$ 3,191,070	$ 2,847,790
Accounts receivable	304,700	58,380
Accounts receivable related parties	270,733	134,715
Prepaid expenses	35,438	30,307
Other current assets	1,577	1,447
Total current assets	3,803,518	3,072,639
Property & equipment, net	14,524	29,542
Investment	280,000	40,000
Total assets	$ 4,098,042	$ 3,142,181
Liabilities and Member's Equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 71,099	$ 30,023
Accounts payable related parties	95,798	59,482
Accrued expenses	335,627	3,402
Total current liabilities	502,524	92,907
Total liabilities	502,524	92,907
Equity		
Total member's equity	3,595,518	3,049,274
Total liabilities and member's equity	$ 4,098,042	$ 3,142,181

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statements of Income
(Audited)

	Years ended December 31, 2014	2013
Revenues		
Advisory	$ 3,620,980	$ 2,929,515
Placement	2,734,760	1,000,000
Research	-	5,000
Trading	1,875,996	2,008,293
Underwriting	-	1,561,604
Total revenues	8,231,736	7,504,412
Operating Expenses		
Fees	478,857	399,242
General	62,937	54,897
Office	128,629	104,148
Professional services	236,837	85,300
Salaries & compensation	2,713,394	1,909,737
Systems	235,195	226,765
Travel, meals & entertainment	353,554	332,195
Total operating costs and expenses	4,209,403	3,112,284
Income from operations	4,022,332	4,392,128
Other income (expense)		
Other income	12,002	14,115
Other expense	(5,386)	(58,963)
Total other income (expense)	6,616	(44,848)
Net income	$ 4,028,949	$ 4,347,281
Earnings per average membership units	$ 4,029	$ 4,347
Average membership units outstanding	1,000	1,000

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statement of Member's Equity
(Audited)

	Units		Total Member's Equity
Balance, December 31, 2012	**1,000**		**568,400**
Member distributions			(1,866,407)
Net income			4,347,281
Balance, December 31, 2013	**1,000**	**$**	**3,049,274**
Member distributions			(3,482,705)
Net income			4,028,949
Balance, December 31, 2014	**1,000**	**$**	**3,595,518**

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statements of Cash Flows
(Audited)

	Years ended December 31,	
	2014	2013
Cash flows from operating activities		
Net Income	$ 4,028,949	$ 4,347,281
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	20,203	19,824
Income derived from receipt of investment	(240,000)	-
Changes in operating assets and liabilities:		
Increase in accounts receivable	(382,338)	(168,095)
Decrease (increase) in prepaid expenses	(5,131)	5,814
Increase in other current assets	(130)	(961)
Increase in accounts payable	77,392	6,664
Increase (decrease) in accrued expenses	332,226	(38,071)
Decrease in other current liabilities	-	(12,500)
Net cash provided by operating activities	3,831,170	4,159,956
Cash flows from investing activities		
Purchase of property, plant and equipment	(5,185)	-
Net cash used in investing activities	(5,185)	-
Cash flows from financing activities		
Capital withdrawals	(3,482,705)	(1,866,407)
Net cash used in financing activities	(3,482,705)	(1,866,407)
Change in cash	343,280	2,293,549
Cash and cash equivalents, beginning of period	2,847,790	554,242
Cash and cash equivalents, end of period	$ 3,191,070	$ 2,847,790
Supplemntal Disclosure of Cash Flow Information:		
Taxes paid in cash	$ -	$ 187
Interest paid in cash	$ 1,590	$ -
Non-cash Investing and Financing activities:		
Investment	$ 240,000	$ -

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business and organization
Union Gaming Advisors, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, strategic advisory services, mergers and acquisitions, and equity trading.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(iii) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed to conduct securities business in various states.

Managing member of Company
The Company is managed by its sole member, Union Gaming Group, LLC, a Nevada Limited Liability Company.

Company fiscal year end
The Company's fiscal year is December 31.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the statements.

Cash and cash equivalents
Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term instruments with a liquidation provision of three months or less. Receivables from brokers and dealers represent cash deposits held by the Company's clearing firm and are treated as cash equivalents in the Company's balance sheet and statement of cash flows.

Revenue recognition
Revenues from advisory services, commissions, placement, and underwriting fees are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2014 and 2013. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, cash equivalents, accounts receivable, and accounts receivable – related parties, prepaid expenses, other current assets, property and equipment, accounts payable, accounts

payable - related parties, and accrued expenses. Fair values were assumed to approximate carrying values for cash, cash equivalents, accounts receivable, and accounts receivable – related parties, prepaid expenses, other current assets, property and equipment, accounts payable, accounts payable related parties, and accrued expenses and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Level 1: The preferred inputs to valuation efforts are "quoted prices in active markets for identical assets or liabilities," with the caveat that the reporting entity must have access to that market. Information at this level is based on direct observations of transactions involving the same assets and liabilities, not assumptions, and thus offers superior reliability. However, relatively few items, especially physical assets, actually trade in active markets.

Level 2: FASB acknowledged that active markets for identical assets and liabilities are relatively uncommon and, even when they do exist, they may be too thin to provide reliable information. To deal with this shortage of direct data, the board provided a second level of inputs that can be applied in three situations.

Level 3: If inputs from levels 1 and 2 are not available, FASB acknowledges that fair value measures of many assets and liabilities are less precise. The board describes Level 3 inputs as "unobservable," and limits their use by saying they "shall be used to measure fair value to the extent that observable inputs are not available." This category allows "for situations in which there is little, if any, market activity for the asset or liability at the measurement date". Earlier in the standard, FASB explains that "observable inputs" are gathered from sources other than the reporting company and that they are expected to reflect assumptions made by market participants.

Investments
Investments with no readily available market are stated at cost or the value at which such investments were acquired. The company maintained $280,000 of such investments as of Decemember 31, 2014. During the year ended December 31, 2014, the Company earned a 4% commission in the form of equity in a client business for which the Company helped raise $6mm via private placement. As of December 31, 2014, the Company valued this asset at $240,000 which is included in Investment in the accompanying financial statements. The remainder of the *Investment* totaling $280,000 in the Balance Sheet, or an additional $40,000, represents a form of equity in a client business originating in 2012. The Company continues to value this asset at $40,000.

Equipment
Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

Website Development Costs
Costs incurred in developing and maintaining a website are charged to expense when incurred for the planning, content population, and administration or maintenance of the website. All development costs for the application, infrastructure, and graphics development are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized using the straight-line method over a three year estimated economic life.

Income taxes
The Company is treated as a disregarded limited liability company for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Company's parent holding company partnership returns and, ultimately on the returns of the parent holding company's member's tax returns. Accordingly, no provision for income tax is included in the financial statements.

Concentration of credit risk
The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). This government corporation insures balances up to $250,000. As of December 31, 2014, the Company maintained $642,492 in a checking account at Wells Fargo Bank, N.A., an FDIC insured institution. The Company's remaining $2,548,577 in cash equivalents was held in cash, money funds and receivables from other broker dealers aged less than thirty days at the Company's clearing firm, Pershing, LLC.

New accounting pronouncements
There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2014, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

Note 2. Compensating balances

Of the total $2,548,577 held at the Company's clearing broker-dealer $250,000 represents a clearing deposit that must be maintained as a condition of the Company's ongoing clearing relationship with Pershing, LLC. Accordingly, $250,000 of the $2,548,577 balance is considered a compensating balance.

Note 3. Accounts Receivable

As of December 31, 2014, the Company maintained a total of $575,433 in accounts receivable consisting of $270,733 in related party receivables and $304,700 in customer strategic advisory fees and travel reimbursements, as well as $215 in receivables due from other brokers and dealers aged greater than thirty days. The Company collected $134,091 in January 2015 and expects to collect all other outstanding accounts receivable by March 31, 2015.

Note 4. Equipment

The Company's furniture and equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over five years for furniture and three years for computer and related equipment as follows:

Depreciation expense of $20,203 and $19,824 is included in the statements of income for the years ended December 31, 2014 and 2013, respectively.

			December 31,	
	Cost	Accumulated Depreciation	2014 Net	2013 Net
Televisions	$ 4,359	$ 3,487	$ 872	$ 1,744
Computer Equipment	51,590	43,195	8,395	20,203
Furniture	11,685	6,428	5,257	7,595
	$ 67,634	$ 53,110	$ 14,524	$ 29,542

Note 5. Member's equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2014 and 2013, all of the 1,000 membership units were issued.

On November 13, 2009, the Company issued 1,000 membership units to Union Gaming Group, LLC, the Company's managing member, for capital investment totaling $6,000.

During the years ending December 31, 2014 and 2013 members received distributions totaling $3,482,705 and $1,866,407, respectively. No contributions were made by the members during the years ended December 31, 2014 and 2013.

Note 6. Commitments

On September 28, 2011, Union Gaming Group, LLC, the parent holding company and sub-lessor to Union Gaming Advisors, entered into a five year lease, commencing on March 1, 2012, with MS Crescent 3930 Hughes SPV, LLC to rent 2,985 square feet of office space at 3930 Howard Hughes Parkway in Las Vegas, NV. Subsequently, on December 30, 2013, Union Gaming Group amended its original lease to expand its office space to 5,190 square feet and to extend the lease by an additional 30 months.

The following is a schedule of future minimum lease commitments for the Company to its parent holding company:

Year ending December 31,	2015	$	82,163
	2016		84,615
	2017		86,031
	2018		88,465
	2019		60,613
		$	401,887

Rent expense attributable to this commitment for the years ended December 31, 2014 and 2013 was $53,742 and $44,762, respectively.

Note 7. Related Parties

The Company is a wholly owned subsidiary of Union Gaming Group, LLC (UGG), its parent holding company, and is under common ownership with UGG's wholly-owned subsidiaries Union Gaming Research, LLC (UGR), a Nevada State registered investment adviser and equity research firm and Union Gaming Analytics, LLC (UGA), a consulting firm that performs economic feasibility and impact studies for corporate and government entities. The Company shares its main office with UGG, UGR and UGA. On January 1, 2013, the Company entered into shared services agreements with each parent and affiliate company to provide employee services in exchange for reimbursement of a portion of the Company's employees' compensation. Such reimbursements are based on a percentage of efforts devoted by the Company's employees to serving UGG, UGR and UGA.

As of December 31, 2014, outstanding reimbursements due to the Company for employee efforts totaled $270,733. The following schedule details the shared human resource reimbursements billed to the Company's affiliate and parent companies, amounts billed and paid during the year ended December 31, 2014 and balances payable to the Company as of December 31, 2014.

Company	Balance as of December 31, 2013	Billings	Payments	Balance as of December 31, 2014
Union Gaming Group	$ 11,109	$ 27,362	$ 29,914	$ 8,557
Union Gaming Research	61,281	405,713	220,182	246,812
Union Gaming Analytics	62,325	19,169	66,130	15,364
	$ 134,715	$ 452,244	$ 316,226	$ 270,733

UGG and the Company's shared services agreement also stipulates that the Company reimburse UGG for certain shared office expenses incurred by UGG. Accordingly, for the years ended December 31, 2014 and 2013, the Company reimbursed UGG for approximately forty three percent of recurring shared office expenses including accounting services, rent, telephone, tech support and internet. For the years ended December 31, 2014 and 2013, the Company paid $87,547 and $80,328, respectively, in shared office expense payments to UGG.

The following schedule details the shared office expense obligations paid under the shared services agreement with UGG for the years ended December 31, 2014 and 2013.

Item	2014	2013
Accounting Services	$ 6,429	$ 7,286
Rent	49,532	44,762
Telephone, Tech, & Internet	31,586	28,280
Total	$ 87,547	$ 80,328

Lastly, as the Company's parent holding company, UGG provides the Company and its key employees with access to its American Express corporate credit account. Liabilities incurred by the Company on UGG's American Express corporate credit account are billed by UGG to the Company on a monthly basis. At December 31, 2014 and 2013, the Company owed $77,789 and $51,328 to UGG, respectively, for expenses incurred on UGG's corporate credit account.

In summary, as of December 31, 2014, the Company owed a total of $95,798 to UGG, consisting of $77,789 in American Express credit account liabilities and $18,009 in monthly shared office expenses.

Note 8. Investments

In December 2014, the Company helped to source a portion of a $6,000,000 private placement for a client for the purpose of constructing and operating a restaurant (the "Project"). The engagement related to the transaction stated that the Company is entitled to an equity stake in the client company's Project equaling 4% of the total placement, or $240,000. The Company determined that the fair value of the investment equaled its carrying value at December 31, 2014. The investment is accounted for using the cost method.

Similarly, in November 2012, the Company helped to source a portion of a $2,000,000 private placement for a client for the purpose of constructing and operating a restaurant (the "Project"). The engagement related to the transaction stated that the Company will be entitled to an equity stake in the client company's Project equaling 3% of the total placement if the Company identified the real estate for the Project and 2% of the total transaction size if the client identified the real estate for the Project. Since the Company did not identify the real estate for the Project, the Company was only entitled to 2% of the total placement which was valued at $40,000 which equaled the fair value of the services provided. The investment is accounted for using the cost method. The Company determined that the fair value of the investment equaled its carrying value at December 31, 2014.

Note 9. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2014, the Company maintained net capital, as defined, of $2,688,546 which was in excess of its required net capital by $2,588,546 (see schedule I in supplemental information).

Note 10. Subsequent Events

In accordance with the provision set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 27, 2015, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclose in the Company's financial statements.

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in member's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

December 31, 2014

Total member's equity qualified for net capital	$ 3,595,518
Additions	-
Total	3,595,518
Deductions	
Accounts receivable and accrued revenue	304,700
Accounts receivable related parties	270,733
Prepaid expenses	35,438
Fixed and intangible assets	14,524
Private equity stake	280,000
FINRA deposits	1,577
	906,972
Net Capital	2,688,546
Minimum Net Capital required	100,000
Excess Capital	$ 2,588,546
Minimum net capital at 120%	$120,000
Total aggregate indebtedness included in statement of financial condition	$ 502,524
Ratio of aggregate indebtedness to net capital	18.69%

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2014

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(ii).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2014

The following is a reconciliation, as of December 31, 2014 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 2,688,546
Audit Adjustments:	
None	-
Audited	$ 2,688,546

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
Union Gaming Advisors, LLC.

We have reviewed management's statements, included in the accompanying schedules I through IV, in which Union Gaming Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Union Gaming Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and Union Gaming Advisors, LLC stated that the company met the identified exemption provisions throughout the most recent fiscal year without exception. Union Gaming Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Union Gaming Advisors compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

De Joya Griffith, LLC

De Joya Griffith, LLC

Henderson, Nevada
February 27, 2015

EXEMPTION REPORT

December 31, 2014

Union Gaming Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states that it is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii). The Company met this exception provision in paragraph of Rule 15c3-3 from June 1, 2014 through December 31, 2014 without exception.

Sincerely,

Gregory Welk
FINOP

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Union Gaming Advisors, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Union Gaming Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record and entries found on the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (revenue workpapers and general ledger) noting no differences, and;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (revenue workpapers and general ledger) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3178*********************MIXED AADC 220
068382 FINRA DEC
UNION GAMING ADVISORS
3930 HOWARD HUGHES PKWY STE 230
LAS VEGAS NV 89169-0941

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 16,375.93

B. Less payment made with SIPC-6 filed (exclude interest) (10,554.27)

1/21/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,821.65

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,821.65

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,821.65

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Union Gaming Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of January, 2015.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,243,738
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	303,368
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached (Deductions in excess of $100,000 require documentation)	1,390,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,693,368
2d. SIPC Net Operating Revenues	$ 6,550,370
2e. General Assessment @ .0025	$ 16,375.93
	(to page 1, line 2.A.)